MAGFAST LLC

MAGFAST

Annual Report
2024

Annual Report 2024

Throughout this document, mentions of MAGFAST refer to MAGFAST LLC (the "Company"), an LLC formed on 10/03/2017 in Delaware. The Company's physical address is 1 Grandview Ave, Cornwall on Hudson, NY 12520.

You may contact the Company by emailing investors@MAGFAST.com. This annual report is posted on the Company's website, MAGFAST.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

MAGFAST LLC ("MAGFAST") is an LLC formed on 10/03/2017, in Delaware. The Company's physical address is 1 Grandview Ave, Cornwall on Hudson, NY 12520. The Company's website may be accessed at MAGFAST.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Seymour Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/03/2017 - Present	Director	

Positions with MAGFAST

Dates	Position	Responsibilities

Dates	Position	Principal Occupation
10/03/2017 - Present	CEO & Founder	Chief Executive Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
3/18/2010 – Present	Mischievous LLC	Managing Member

Amy Rau Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/03/2017 – Present	Director	

Positions with MAGFAST

Dates	Position	Responsibilities
10/03/2017 – Present	Co-Founder & Secretary	Secretary

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/18/2010 - Present	Mischievous LLC	Managing Member

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Mischievous LLC, a New York limited liability company ("Mischievous"), is the sole manager of the issuer. Amy Rau Segnit and Seymour Segnit are the controlling member managers of Mischievous, own 1,487,588 shares of COMMON UNITS, representing a voting power of 100%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d)).

MAGFAST, LLC, a Delaware limited liability company, is a consumer-electronics company engaged in the business of developing, manufacturing, selling, and distributing a family of magnetic charging devices, principally for use with mobile devices such as smartphones, readers, and tablets. The Company's primary activities are product design and online marketing, and our products include advanced wireless-magnetic chargers, silky strong charging cables, and charging-enabled smart luggage. Our core values and beliefs are to build and cherish strong bonds, choose to delight, share our passion, consider all implications, and embrace every challenge. MAGFAST products are designed to fulfill a specific need. To date, the vast majority of our customers have pre-ordered kits, either our Pro Kit bundle of six chargers, our Hello Kit bundle of three chargers, or our premium Lux charging cable. We plan to launch Gen2 versions of our charging products and to expand the range of charging cables.

5. How many employees does the Company currently have? (§ 227.201(e))

MAGFAST LLC currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

2. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

3. We are highly dependent on the services of our CEO and founder. Our future business and results of operations depend in significant part upon the continued contributions of this individual. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business sector is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

6. You might lose your money: We believe MAGFAST will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.

7. MAGFAST is a startup: Although the principals of MAGFAST have experience with other companies and similar products, MAGFAST itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant challenges turning our business plans into a sustainable business, including understanding the marketplace and accurately identifying opportunities for growth, developing our products in a changing marketplace, anticipating consumer preferences, developing our brand identity, responding effectively to the products of competitors, attracting, retaining, and motivating qualified executives and personnel, implementing business systems and processes, including technology systems, raising capital, controlling costs, managing growth, and expansion, Implementing adequate accounting and financial systems and controls, dealing with adverse changes in economic conditions.

8. Competition: MAGFAST has many competitors, large and small. Moreover, many of our competitors have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage in our market.

9. Unreliable Revenue Projections: Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate, or even whether we will generate revenue at all.

10. Distribution Channels: Building a better mousetrap is not enough. Although we believe our products are superior to the products of our competitors, we must be able to get our products into mass-market distribution channels, like major retail stores. Although the Internet does allow us to reach consumers directly, we might need to get into traditional distribution channels to achieve success and there is no guarantee that we will be able to do so, particularly if we are offering only one set of products.

11. Risks of Manufacturing: Manufacturing products like ours is highly challenging, and there is no guarantee that we will be successful. Among the many challenges of manufacturing: Our products must be manufactured to very close tolerances. Defects in the products would damage our reputation and our business. We could face shortages in parts and raw materials. Our power banks are manufactured using rechargeable cells purchased from other suppliers. As with competing products, if there are defects in the manufacturing of these cells it could result in shipping an unsafe product with widespread repercussions. Even if we can manufacture products in low volume, we might not be able to scale, we might need to re-design our products on short notice, we could become involved in labor disputes, and the costs of manufacturing could suddenly increase. If our current manufacturers cannot meet our requirements, there is a chance we might have to engage new manufacturing partners for our products. In this case, some or all of the development or tooling work for our products might have to be replicated at our cost.

12. Third-Party Manufacturer: MAGFAST contracts with third parties to manufacture its products. If our third-party manufacturers became unable to build our products, whether due to natural disasters, other force majeure event, or its own financial difficulties, or if it were unable to meet our growing production demands or changing production specifications in a timely manner, this could delay product delivery and therefore MAGFAST's ability to grow its revenues as anticipated. In some cases, MAGFAST could be required to locate a new manufacturer, which could interrupt production for a significant period of time, damaging our business.

13. Functionality: If our products do not function as consumers expect them to, it would damage our business, and because the functionality of a product involves both objective and subjective elements

(does the product charge my device vs. how does the product feel in my hand), it is very difficult to know in advance whether we will meet expectations.

14. Product Defects: If our products contain defects, at a minimum our reputation could be harmed and our revenue decreased. If the defects are extensive and serious enough, they could even put us out of business. Our third-party manufacturer will have in place quality controls to detect defects, but these controls still are subject to human error.

15. Product Liability Claims and Recalls: MAGFAST manufactures products that create exposure to product liability claims and litigation, such as claims for personal injuries and property damage, e.g. fire. The costs associated with defending product liability claims could be substantial, and MAGFAST could be liable for and subject to damages awards to third parties as a result. MAGFAST's products could be subject to recalls, including recalls issued by the Consumer Product Safety Commission or other regulatory bodies. MAGFAST may be required to recall, repair or replace products if those products are found not to be in compliance with applicable standards or regulations, which could be extremely expensive and require substantial time and resources. In addition, product liability claims and recalls could adversely impact MAGFAST's reputation, regardless of the merits of the underlying claims or of the matters giving rise to a recall.

16. Reliance on Single Product Line: For the foreseeable future, we expect virtually all of MAGFAST's revenues to be derived from one product line. Relying so heavily on one product line creates a number of risks, including the greater difficulty of getting into distribution channels, greater exposure to competition, higher per-item costs (manufacturing costs, marketing costs, general overhead, etc.), and less pricing leverage.

17. Changes in Technology: We are in the technology business, and changes in the underlying technology associated with charging mobile devices could have an immediate and devastating impact on our business. For example, if Apple and Samsung announced devices that could be charged through the air, without cords or magnets, our business would probably be hurt very significantly. There is simply no way to predict changes in technology.

18. We Might Change Our Business Plans: Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

19. Need for New Products: The success of MAGFAST might depend on our ability to develop new and better products, with more features that consumers want. While MAGFAST has a number of product development strategies in place, there is no guarantee that we will be successful in doing so. If MAGFAST is unable to develop new products, it could reduce the amount paid to investors.

20. Unpredictable Operating Costs: Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.

21. Our Revenues Might be Limited by Marketing Budget: The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.

22. Dual Purposes: MAGFAST has a public benefit purpose as well as a commercial purpose. It is very possible that as a result of pursuing its public benefit purpose, the Company could generate lower revenues, and thus a lower return to investors, than if it were focused only on producing profits.

23. Changes in Laws Could Affect the Business: Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements on our products, or a law that makes our products harder to sell.

24. Consumers Don't Need Our Products: Apple, Samsung, and other manufacturers may include charging cables with their phones and other mobile devices. As a result, consumers don't really need our products. They will buy our products only if they see enough added value.

25. Target Market: The market for MAGFAST's products may not be as large as MAGFAST believes or anticipates, and may fail to develop and grow as anticipated by MAGFAST or fail to grow at all.

26. Economic Conditions Could Affect Our Business: MAGFAST sells products that are not necessities like food or shelter, but luxuries. As a result, MAGFAST could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on premium goods.

27. Need for Additional Capital: MAGFAST might need more money in the future to fund new product development, expand its operations, buy property and equipment, finance inventory, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no guarantee that MAGFAST will be able to raise all of the funds required to operate and maintain its business. If additional funds are needed and MAGFAST cannot obtain such funds, our business might fail and investors could lose some or all of their investment.

28. We Don't Own the Intellectual Property: MAGFAST itself doesn't own the intellectual property upon which our business is based. Instead, the intellectual property is owned by the founder of MAGFAST, Seymour Segnit, and his wife, Amy Rau Segnit. MAGFAST has the exclusive right to use the intellectual property in its business by contract, but Mr. and Ms. Segnit have the right to terminate the contract should MAGFAST fail to meet minimum performance criteria. In that event MAGFAST would no longer be able to conduct its business.

29. Patents and Intellectual Property Rights: MAGFAST believes that the intellectual property will provide a significant competitive advantage, but there is no guarantee this will prove to be the case. For example, competitors could come up with alternatives to our products that do not involve the use of our patents. Alternatively, a competitor could challenge the validity of our patents in court and a court could find that they are invalid. Defending the validity of a patent in legal proceedings can be prohibitively expensive and could require MAGFAST to devote substantial time and resources. A competitor with deep pockets could use a patent claim - even one without merit - to effectively invalidate our patents.

30. Intellectual Property Infringement: MAGFAST could be subject to claims from third parties that MAGFAST has infringed on their intellectual property rights, including patents, trademarks and copyrights. MAGFAST could be subject to substantial costs of defending such claims, and could be liable for damages if MAGFAST is found to have infringed on another party's intellectual property rights. Defending such claims could require significant time and resources, and could cause significant disruptions to MAGFAST's systems and operations.

31. Need to Attract and Retain Employees and Contractors: To achieve its objectives, MAGFAST must hire and retain qualified executives, engineers, technical staff and sales personnel. If MAGFAST is unable to attract and retain capable managers and personnel, this may adversely affect its results of operations. With much deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees or contractors we have already.

32. Risks Associated with Leverage: MAGFAST might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, MAGFAST might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the amount paid to investors.

33. Risk of Uninsured Losses: MAGFAST will decide what kind of insurance to purchase, and in what amounts. There is no guarantee that MAGFAST will carry adequate or sufficient insurance coverage for all of the risks it will face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and MAGFAST might not be able to purchase or afford all the insurance it needs. Therefore, MAGFAST could incur uninsured losses.

34. Reliance on One Person: MAGFAST relies significantly on the skills of Seymour Segnit, MAGFAST's founder. If Mr. Segnit resigned, died, or became ill, MAGFAST and its investors could suffer.

35. No Right to Participate in Management: Investors will not be entitled to participate in the management of MAGFAST.

36. Lack of Professional Management: Although Mr. Segnit has managed other companies and businesses, he does not hold a degree in business management and is not a professional manager.

MAGFAST intends to hire professional managers in the future, but there is no assurance they will be able to do so.

37. Failure of Prior Business: Mr. Segnit was the founder and manager of thingCHARGER, Inc., which was engaged in the business of developing, manufacturing, and selling a charger for mobile devices from 2013 to 2016. Although that company enjoyed some success, it ultimately failed. There is no assurance that the experience of thingCHARGER, Inc. will not be repeated with MAGFAST.

38. Claims and/or Negative Publicity from Creditors of Prior Business: When thingCHARGER, Inc. failed, not everyone was paid. Because of the similarities of the business conducted by thingCHARGER, Inc. on one hand, and MAGFAST on the other hand, and certain other factors, creditors of thingCHARGER, Inc. - including customers who did not receive the products they ordered - might assert claims against MAGFAST. Even if the claims lack legal merit MAGFAST would be required to spend money to defend them, and if the claims ultimately were found to have merit they could represent a very substantial financial burden on MAGFAST. In either case, the existence of these claims could reduce the amount paid to investors. Creditors (including disgruntled former customers) could also seek to harm the reputation of MAGFAST.

39. Offering Documents: The securities are being issued under SEC Rule 4(a)(6). Although we have tried to provide a significant amount of information in this Offering Statement, SEC Rule 4(a)(6) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.

40. Lack of Ongoing Information: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances, we would be permitted (and could choose) to stop providing annual information.

41. Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

42. Limits on Liability of Company Management: Your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue MAGFAST's management, even if they make decisions you believe are stupid or incompetent unless they violate Federal or State securities laws.

43. Your Interests Aren't Represented by Our Lawyers: We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in MAGFAST. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

44. Other Conflicts of Interest: In some ways the interests of investors and the interests of MAGFAST's management team will coincide: everyone wants MAGFAST to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want MAGFAST to generate revenue as quickly as possible, while the management team might believe deferring sales is in the best long-term interest of MAGFAST.

45. The Company's business is predicated on pre-orders. Customers who have been waiting for preordered products may not be happy with the delay and may request refunds.

46. The regulatory environment surrounding our offering is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is new. The regulations that govern crowdfunding have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, our fund raising, our audited financial statements and the companies whose services we use. Any legal challenges or investigations by regulatory agencies of our service providers or our offering would be time consuming, expensive and divert management's attention from our core business, which could adversely affect our business, results of operations and financial condition.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	5,000,000	2,650,695	No	
Preferred Units	5,000,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased securities through Netcapital have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller

reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Notes Payable	125,484	0 %	N/A
WebBank	443,425	0 %	N/A

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/10/2021	Common Units	$3,208,838	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
12/09/2022	Common Units	$2,131,620	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
04/17/2023	Common Units	$440,457	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
05/26/2023	Common Units	$427,436	Reg. CF (Crowdfunding, Title III of JOBS	The funds raised in this offering were used

			Act, Section 4(a)(6))	primarily for operating expenses.
05/24/2024	Common Units	$1,241,513	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

MAGFAST LLC is a Delaware limited liability company formed on October 3, 2017.

Results of Operations:

The Company's draft, unaudited financials for 2025 show revenue falling to $905K, a reflection of work to retool operations and of revenue-recognition timing; much of the revenue for 2025 preorders was recognized in the early part of 2026 when the bulk of those preorders were shipped. Draft, unaudited revenue for the first three months of 2026 is $1.12 million. Management expects further revenue growth in 2026, partially because the company anticipates continuing demand for Gen2 products that are now shipping, and partially because more Gen2 products are slated for launch this year.

Revenue for the year ended December 31, 2024 decreased by $862,667 to $1,397,546, as compared to $2,260,213 reported for the year ended December 31, 2023.

Cost of goods sold for the year ended December 31, 2024 decreased by $701,157 to $783,408, as compared to $1,484,565 reported for the year ended December 31, 2023.

Operating expenses for the year ended December 31, 2024 decreased by $979,755 to $3,326,175, as compared to $4,305,930 reported for the year ended December 31, 2023.

Other expense for the year ended December 31, 2024 decreased by $659,175 to other income of $48,338, as compared to other expense of $610,837 reported for the year ended December 31, 2023.

During 2024, the Company converted a significant portion of its customer advance payments into MAGBucks. As of December 31, 2024, the Company recorded MAGBucks liability of $12,114,759 and customer advance payments of $2,270,816. As of December 31, 2023, the Company recorded customer advance payments of $15,416,452. These advanced payments are recorded as a liability on the Company's balance sheet and will not be recognized as revenue until the products have shipped and title to the products has passed to the customers. The Company is obligated to process a cash refund for these advanced payments if requested by the customer.

Liquidity & Capital Resources:

Subsequent to December 31, 2024, the Company made repayments totaling $55,219 on its outstanding merchant loan obligation under the Shopify Capital program. In addition, the Company renegotiated its repayment terms, replacing the prior daily remittance of 17% of gross receipts with fixed monthly payments of $6,350, with the first payment under the revised terms made on June 20, 2025. As a result of these repayments, the outstanding merchant loan balance was reduced from $421,959 as of December 31, 2024 to $366,740 as of December 31, 2025.

During 2025, the Company raised net proceeds of $1,195,013 in exchange for selling 80,294 Common Units.

On December 31, 2024, the Company had cash and cash equivalents of $75,536 and negative working capital of $14,467,533, as compared to cash and cash equivalents of $1,271,585 and negative working capital of $13,640,136 on December 31, 2023.

In 2024, the Company raised net proceeds of $1,506,965 in exchange for selling 100,816 Common Units as part of a crowdfunding campaign.

In 2023, the Company raised net proceeds of $867,893 in exchange for selling 59,271 Common Units as part of a crowdfunding campaign.

In 2022, the Company raised net proceeds of $2,131,620 in exchange for selling 147,853 Common Units at a per unit price of $15.16.

In December 2021, the Company raised net proceeds of $3,208,838 from approximately 3,000 individual investors as part of a crowdfunding campaign. 237,117 Common Units were sold at a per unit price of $14.23.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report.

Ongoing Reporting Requirements

MAGFAST has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MAGFAST files a report electronically with the SEC annually and posts the report on its web site, MAGFAST.com.

MAGFAST, LLC
FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

MAGFAST, LLC

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO AUDITED FINANCIAL STATEMENTS

CONTENTS

	Page
Audited Financial Statements	
Balance Sheets	4
Statements of Operations	5
Statements of Members' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 20

ALOBA, AWOMOLO & PARTNERS
(Chartered Accountants)
Floor 4, Providence Court, Ajibade Bus Stop, Beside CocaCola Ibadan, Oyo State, Nigeria Tel: 08055439586, 08034725835
Email: audits@alobaawomolo.org; alobaawomolopartners@gmail.com; website: www.alobaawomolo.org

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MAGFAST LLC.

Opinion on the Financial Statements

We have audited the accompanying financial statements of MAGFAST LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the financial statements, the Company has incurred recurring losses for the years ended December 31, 2024 and 2023, has an accumulated deficit, and has a net working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgment.

We determined that there are no critical audit matters.

Aloba, Awomolo & Partners – PCAOB ID #7275

We have served as the Company's auditor since 2025.
Ibadan, Nigeria

March 30, 2026

MAGFAST, LLC
Balance Sheets

Assets:		December 31, 2024		December 31, 2023
Cash	$	75,536	$	1,271,585
Inventory		489,086		734,811
Prepaid expenses		1,319,405		50,804
Merchant processor held reserves		353,343		847,128
Total current assets		2,237,369		2,904,328
Loans to member		25,000		25,000
Total assets	$	2,262,369	$	2,929,328
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	311,227	$	376,105
Sales tax payable		36,012		13,859
Warranty reserve		103,335		75,368
Merchant loan payable, net		434,859		537,196
MAGBucks liability		12,114,759		-
Interest payable		61,900		61,900
Customer loyalty reserve		1,308,410		-
Notes payable		63,584		63,584
Customer advance payments		2,270,816		15,416,452
Total current liabilities		16,704,902		16,544,464
Total Liabilities		16,704,902		16,544,464
Commitments and contingencies		-		-
Members' deficit:				
Preferred units, 5,000,000 authorized, 0 outstanding		-		-
Common units, 5,000,000 authorized, 2,650,262 and 2,549,446 outstanding				
in 2024 and 2023, respectively		-		-
Paid in capital		9,420,792		7,821,040
Membership units to be issued		236,550		-
Accumulated deficit		(24,099,875)		(21,436,175)
Total members' deficit		(14,442,533)		(13,615,135)
Total liabilities and members' deficit	$	2,262,369	$	2,929,328

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Operations

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Revenues	$	1,397,546	$	2,260,213
Costs of services		783,408		1,484,565
Gross profit		614,138		775,647
Costs and expenses:				
Advertising and promotion		232,637		1,247,958
Professional fees		1,338,621		1,122,107
Research and product development costs		673,550		693,588
Credit card processing fees		56,334		183,812
Customer services fees		149,708		221,788
Marketing		297,220		553,369
Office expense		73,231		81,947
General and administrative costs		504,874		201,361
Total costs and expenses		3,326,175		4,305,930
Operating loss		(2,712,037)		(3,530,283)
Other income (expense):				
Interest expense		(159)		(102,978)
Interest income		25,294		43,773
Loss on unrecoverable advances		-		(446,262)
Impairment expense		-		(105,371)
Other income		23,202		-
Total other income (expense)		48,338		(610,837)
Net loss	$	(2,663,700)	$	(4,141,120)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Members' Equity

	Membership Interest Units	Paid in Capital	Accumulated Deficit	Units to be Issued	Total Equity
Balance, December 31, 2022	2,490,175	$ 6,734,078	$ (17,169,571)	$ -	$ (10,435,493)
Sale of membership units	59,271	867,893	-	-	867,893
Option Expense	-	219,069	-	-	219,069
Net loss, year ended December 31, 2023	-	-	(4,141,120)	-	(4,141,120)
Balance, December 31, 2023	2,549,446	7,821,040	(21,310,691)	-	(13,489,651)
Sale of membership units	100,816	1,506,965	-	-	1,506,965
Option Expense	-	92,787	-	-	92,787
Membership units to be issued	-	-	-	236,550	236,550
Net loss, year ended December 31, 2024	-	-	(2,663,700)	-	(2,663,700)
Balance, December 31, 2024	2,650,262	$ 9,420,792	$ (23,974,391)	$ 236,550	$ (14,317,049)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Cash Flow

		Year Ended December 31, 2024		Year Ended December 31, 2023
OPERATING ACTIVITIES				
Net loss	$	(2,663,700)	$	(4,141,120)
Adjustment to reconcile net loss to net cash used in operating activities:				
Loss on unrecoverable advances		-		446,262
Impairment of assets		-		105,371
Reserve for product warranties		27,967		53,964
Stock-based compensation		329,337		219,069
Changes in non-cash working capital balances:				
Merchant processor held reserves		493,785		7,060
Inventory		245,725		(651,775)
Prepaid expenses		(1,268,601)		1,199,176
Accounts payable and accrued expenses		(64,877)		(13,023)
Sales tax payable		22,153		13,561
Customer advance payments and loyalty reserve		277,532		1,658,476
Net cash used in operating activities		(2,600,678)		(1,102,979)
FINANCING ACTIVITIES				
Repayment of merchant loan		(102,337)		-
Proceeds provided by merchant loan		-		403,706
Capital contributions		1,506,965		867,893
Net cash provided by financing activities		1,404,628		1,271,599
Net increase (decrease) in cash		(1,196,050)		168,620
Cash and cash equivalents, beginning of the period		1,271,585		1,102,966
Cash and cash equivalents, end of the period	$	75,536	$	1,271,585
Supplemental disclosure of cash flow information:				
Cash paid for taxes	$	-	$	-
Cash paid for interest	$	159	$	102,978

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

Business segments

The Company's operating segments are identified in accordance with Accounting Standards Codification Topic 280, Segment Reporting, which requires the use of the management approach in determining reportable segments. This approach is based on the internal organization of the Company and the manner in which the chief operating decision maker ("CODM") reviews financial information and allocates resources.

1. Nature of Business Activities

    The Company's principal operations consist of the design, manufacturing, and sale of a system of magnetic chargers, power banks, and related electronic products (the "Products"). The Company sells its Products primarily to individual consumers through its online platform and other direct-to-consumer channels. All Products share similar production processes, distribution methods, customer types, and economic characteristics.

2. Management Structure and Internal Reporting

    The Company's Chief Executive Officer serves as the CODM for purposes of ASC 280. The CODM reviews operating results and makes decisions regarding resource allocation and performance assessment based on consolidated, entity-wide financial information. The Company prepares and reviews budget-to-actual profit and loss reports and periodic management reporting packages on a consolidated basis. While certain supplemental analyses (such as revenue by product or customer group) are prepared for operational and marketing purposes, discrete financial information (including complete statements of operations, balance sheets, and cash flows) is not prepared or regularly reviewed at any level below the Company as a whole.

3. Determination of Operating and Reportable Segment

Management considered whether different product types, customer groupings, or sales channels constitute separate operating segments. While these components are monitored for business planning and operational purposes, none meets all of the criteria of an operating segment under ASC 280, as no component has discrete financial information that is regularly reviewed by the CODM for purposes of resource allocation or performance evaluation. In addition, the Company does not have segment managers who are directly accountable to, and maintain regular contact with, the CODM regarding operating results at a level below the consolidated entity.

Based on the factors above, management has concluded that the Company operates as a single operating and reportable segment. Accordingly, separate segment information is not presented.

Concentrations of Credit Risk and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with high-quality financial institutions, and management does not believe that the Company is exposed to significant credit risk related to these balances.

The Company's customers generally prepay for Products prior to shipment; accordingly, the Company does not have accounts receivable and does not have exposure to credit risk related to customer balances. Revenue is derived from customers located primarily in North America, and no individual customer represents more than 10% of the Company's revenue.

The Company depends on a limited number of contract manufacturers, subcontractors, and suppliers for the fabrication, assembly, and testing of its hardware Products, as well as for the supply of related accessories. In many cases, these services are provided by a single supplier for each hardware Product. The Company generally purchases these services through standard purchase orders. Because the Company relies on independent subcontractors, it does not have direct control over delivery schedules, costs, or quality levels, and the Company's future success depends in part on the financial viability of these subcontractors. Although alternative suppliers may be available, transitioning to such suppliers could result in delays or increased costs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the warranty reserve and the customer loyalty reserve.

Management evaluates its estimates on an ongoing basis using historical experience, current information, and reasonable assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash is maintained with high-quality financial institutions, and deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The Company held no cash equivalents as of December 31, 2024 and 2023.

Inventories

Inventory consists of finished goods and is stated at the lower of cost or net realizable value, with cost determined using the average cost method. Net realizable value represents estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

Management periodically reviews inventory quantities on hand and evaluates the need for reserves for excess and obsolete inventory based on a combination of factors, including historical sales trends, forecasted demand, product life cycles, technological changes, and subsequent sales activity. Inventory reserves, when required, are recorded as a reduction of inventory and charged to cost of goods sold in the period identified.

For the year ended December 31, 2023, management's review concluded that no inventory reserves were required, as inventory levels were consistent with forecasted demand and net realizable value exceeded cost.

During the year ended December 31, 2024, management recorded an inventory reserve for excess inventory related to a specific finished goods SKU that exceeded forecasted demand. The reserve was based on an estimated recoverable value of the excess quantities and resulted in an inventory reserve of $62,837, which was recorded as a reduction of inventory with a corresponding charge to cost of goods sold. No write-downs were required under the lower of cost and net realizable value assessment for any inventory during the periods presented.

Fair Value of Financial Instruments

The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company does not have any assets or liabilities that are required to be measured at fair value on a recurring basis. As of the balance sheet dates presented, the Company did not hold any financial instruments subject to fair value hierarchy classification under ASC 820.

The carrying amounts of the Company's current assets and current liabilities, including cash, merchant-processor-held reserves, accounts payable, customer advance payments, MAGBucks liability, customer loyalty reserve, and other current liabilities, approximate their estimated fair values due to the short-term nature of these instruments.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of capitalized website development costs and patents and trademarks. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized based on the excess of the carrying amount over the asset's fair value, which is generally determined using discounted cash-flow techniques or other valuation methods.

Impairment expense related to long-lived assets was $0 and $105,371 for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company is organized as a limited liability company and is treated as a pass-through entity for U.S. federal and state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level, and taxable income or losses are reported by the members on their respective income tax returns.

As a result, no provision or benefit for income taxes has been recorded in the accompanying financial statements. The Company accounts for uncertain tax positions in accordance with applicable accounting guidance; however, as of December 31, 2024 and 2023, management determined that the Company had no uncertain tax positions that would require recognition or disclosure.

The Company's federal and state income tax returns are subject to examination by the Internal Revenue Service and applicable state taxing authorities, generally for a period of three years after the returns are filed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. The Company has issued equity-classified awards in the form of options to purchase membership units of the Company ("unit options") to employees, officers, directors, and consultants as compensation for services.

The Company measures stock-based compensation cost at the grant date based on the estimated fair value of the unit options awarded. The fair value of unit options is estimated using the Black-Scholes option pricing model, which incorporates assumptions for the fair value of the underlying units on the grant date, the exercise price of the option, the expected term of the option, expected volatility, and the risk-free interest rate.

Because the Company is privately held and its units are not publicly traded, the determination of the fair value of the underlying units requires the use of estimates and assumptions. However, the Company has completed recent arm's-length sales of its units in Regulation Crowdfunding offerings at prices of $15.57 and $14.23 per unit, which management considers to be observable transactions that inform its estimate of the fair value of the underlying units used in the valuation of unit options.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. For unit options that vest based on continued service, compensation cost is recognized over the vesting period. Forfeitures are accounted for as they occur.

Stock-based compensation expense is included in operating expenses in the consolidated statements of operations based on the nature of the services provided. The issuance of unit options does not result in any cash outflow to the Company.

Revenue Recognition and Customer Advance Payments

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606").

ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers:

• Identify the contract with the customer
• Identify the performance obligations in the contract
• Determine the transaction price
• Allocate the transaction price to the performance obligations
• Recognize revenue when (or as) the performance obligations are satisfied

Nature of Revenue and Performance Obligations

The Company derives all its revenue from the sale of charging Products and related power accessories to individual customers through its website, or via an online merchant website. Product sales generally consist of a single performance obligation to deliver the purchased product.

Revenue from product sales is recognized at a point in time when control of the product transfers to the customer. Control is generally deemed to transfer upon shipment of the product to the customer through a common carrier.

Transaction Price and Variable Consideration

The transaction price for product sales consists primarily of fixed consideration stated in the customer order. Variable consideration is limited and primarily consists of order-level discounts or credits and, if applicable, product returns. Variable consideration is estimated using the expected-value method and is included in revenue only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Shipping and Handling

Shipping and handling activities are accounted for as fulfillment costs and not as separate performance obligations. The Company generally provides free shipping within the United States. Shipping and handling costs are included in cost of revenue.

Contract Liabilities

Customer advance payments represent amounts received from customers prior to shipment of products and are recorded as contract liabilities. Customer advance payments are recognized as revenue when the related products are shipped and control transfers to the customer.

The Company has issued customer-incentive credits known as MAGBucks, which entitle customers to discounts on future purchases subject to specified limitations. MAGBucks are evaluated under ASC 606 based on the nature of their issuance and are accounted for either as deferred revenue when issued in exchange for customer-advance payments or as customer-loyalty incentives when issued without consideration.

Disaggregation of Revenue

The Company's revenue is primarily derived from the sale of charging products and related power accessories to customers within the United States. All revenue is recognized at a point in time upon shipment of products to customers. Management has determined that further disaggregation of revenue by product type, customer type, or geographic region is not meaningful, as substantially all revenue has similar economic characteristics, timing of recognition, and risk profiles.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $673,550 and $693,588, respectively, in research and product development costs for the years ended December 31, 2024 and 2023.

Related Party Transactions

Parties are considered to be related to the Company if they directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, members of management, members of the immediate families of principal members and management, and other parties with which the Company may deal where one party has the ability to control or significantly influence the management or operating policies of the other.

The Company discloses material related-party transactions in the accompanying financial statements.

Related-party transactions are recorded based on the consideration exchanged, which management believes approximates the fair value of the goods or services provided or the obligations incurred, where applicable.

Warranties

The Company provides standard assurance-type warranties covering defects in materials and workmanship for a period of three years from the date of sale. Warranty obligations are satisfied primarily through replacement of defective products.

The Company accrues a liability for estimated future warranty claims related to products sold as of the balance sheet date. The warranty reserve is estimated using a historical-experience model based on actual product replacement activity and the standard cost to replace products. As a practical expedient, management estimates warranty cost at 2.0 percent of applicable product revenue and periodically evaluates the reasonableness of this estimate by comparing it to actual replacement-cost experience.

As of December 31, 2022, the Company's warranty reserve was $21,405. During the year ended December 31, 2023, warranty replacement costs of $25,578 were incurred and charged against the warranty reserve, and the reserve increased to $75,268 as of December 31, 2023, primarily due to accruals associated with current-year product sales. During the year ended December 31, 2024, warranty replacement costs of $18,966 were incurred and charged against the warranty reserve, and the reserve increased to $103,219 as of December 31, 2024, primarily due to accruals associated with current-year product sales.

Cumulative warranty replacement costs incurred since the Company began selling products totaled $44,756 as of December 31, 2024, which management considers consistent with the Company's historical warranty experience and estimation methodology.

The Company previously offered extended warranties for certain products. The Company no longer offers extended warranties, and all extended warranties previously sold were converted to MAGBucks liability, which are accounted for separately from the warranty reserve.

Recent Accounting Pronouncements

In August 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This ASU clarifies that contractual sale restrictions should not be considered in determining the fair value of equity securities. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. This ASU permits reporting entities to elect to apply the proportional amortization method to qualifying investments in tax credit structures. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company does not currently have investments in tax credit structures and does not expect the adoption of this ASU to have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances income tax disclosure requirements, including additional information about effective tax rates and income taxes paid. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its disclosures but does not expect the adoption to have a material impact on its financial position, results of operations, or cash flows.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the FASB Concepts Statements. This ASU removes references to the FASB Concepts Statements from the Accounting Standards Codification. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

Management has reviewed other recently issued accounting pronouncements and determined that they are not applicable to the Company's operations or are not expected to have a material effect on the Company's financial statements upon adoption.

NOTE 3 – LOANS TO MEMBER

Loans to member represent cash advances made to a member of the Company. The loans are non-interest bearing and are due on demand. The outstanding balance was $25,000 as of December 31, 2024 and December 31, 2023.

NOTE 4 – MERCHANT-PROCESSOR-HELD RESERVES

Merchant-processor-held reserves represent cash amounts withheld by the Company's merchant processors as a reserve against potential future customer disputes, chargebacks, or refunds. These amounts are contractually restricted and are not immediately available for use by the Company.

The balances of merchant-processor-held reserves were $353,343 and $847,128 as of December 31, 2024 and 2023, respectively, and are included in current assets on the balance sheet.

NOTE 5 – CUSTOMER ADVANCE PAYMENTS AND MAGBUCKS LIABILITY

Customer Advance Payments

Customer advance payments represent amounts received from customers prior to the shipment of products. These amounts are recorded as contract liabilities and are recognized as revenue when the related products are shipped and control transfers to the customer. As of December 31, 2024 and 2023, customer advance payments were $2,270,816 and $15,416,452, respectively.

MAGBucks Customer Incentive Program

The Company has issued digital discount coupons known as "MAGBucks," which entitle customers to a $1 discount per MAGBuck on future purchases of second-generation products, subject to a maximum discount of 50% of the purchase price per item. MAGBucks have no cash value and are redeemable only on the Company's website.

MAGBucks are accounted for under ASC 606 based on the nature of their issuance and are grouped into the following categories:

Converted Customer Advance Payments

A portion of MAGBucks issued represents the conversion of existing customer advance payments related to undelivered first-generation products. These amounts were reclassified from customer advance payments to the MAGBucks liability. The portion of the MAGBucks liability related to converted customer advance payments is recognized as product revenue as the MAGBucks are redeemed in connection with product purchases.

Promotional and Loyalty MAGBucks

MAGBucks issued without consideration, including promotional and customer loyalty incentives, are evaluated under ASC 606-10-55-42 through 55-44. When MAGBucks are issued in connection with a prior customer purchase and provide the customer with a material right, a portion of the transaction price is allocated to the material right and deferred until redemption or expiration.

MAGBucks issued without an associated qualifying purchase are treated as customer loyalty incentives. In these cases, the Company records a customer loyalty liability equal to the estimated amount expected to be redeemed, based on historical redemption experience and management's estimates. As of December 31, 2024, management estimated a redemption rate of approximately 2% for promotional and loyalty MAGBucks.

Based on this estimate, the Company recorded a customer loyalty liability of $1,308,410 as of December 31, 2024. Because these MAGBucks were issued as marketing incentives without consideration, the Company also recorded a corresponding prepaid marketing expense in the same amount.

The prepaid marketing expense represents the expected future cost of honoring the loyalty incentives and is recognized as marketing expense as MAGBucks are redeemed by customers. Upon redemption, the Company reduces the customer loyalty liability and recognizes product revenue for the amount redeemed, while simultaneously reducing the prepaid marketing

expense and recognizing marketing expense. As of December 31, 2024, prepaid expenses included $1,308,410 related to loyalty rewards.

Redemptions of MAGBucks reduce the related MAGBucks liability and are recognized as product revenue.

Breakage and Expiration

MAGBucks do not have a stated contractual expiration. Unredeemed MAGBucks derived from customer consideration are stated at the full dollar amount of the consideration received, and no breakage is estimated.

NOTE 6 – PAYMENTS TO RELATED PARTIES

The Company paid $210,000 and $206,952, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2024 and 2023. These amounts are included as part of "professional fees" in the Statements of Operations.

NOTE 7 – REVENUE-BASED NOTES

The Company previously issued revenue-based notes that entitled note holders to receive a percentage of the Company's revenues over a defined payment period. The contractual payment period expired prior to the Company generating sufficient revenues to require payments under the notes. Based on the terms of the agreements and advice of legal counsel, the Company has no further contractual obligation to make payments under the notes.

While the Company believes it has no legal obligation to make additional payments, management may elect to pursue voluntary settlements with note holders in the future. Any such payments, if made, will be recognized in the period incurred.

NOTE 8 – MERCHANT LOAN PAYABLE

The Company has entered into merchant loan agreements with WebBank through the Shopify Capital merchant financing program. Under these agreements, the Company receives upfront funding and is required to remit a fixed percentage of its daily gross sales processed through its Shopify platform until a contractually defined total payment amount has been remitted.

During 2023, the Company had an outstanding merchant loan under this program, resulting in a merchant loan payable balance of $537,196 as of December 31, 2023.

In November 2024, the Company entered into a new merchant loan agreement with WebBank under the Shopify Capital program. Under the terms of the agreement, the Company received proceeds of $531,000, net of financing costs of $61,000. The Company is required to remit 17% of its daily gross sales processed through its Shopify platform until the total payment amount specified in the agreement has been remitted. Proceeds from the new merchant loan agreement, together with ongoing remittances of gross sales, were used to satisfy amounts outstanding under prior merchant loan agreements.

As of December 31, 2024, the outstanding merchant loan payable under the Shopify Capital program was $434,859, net of amounts remitted through daily sales withholdings.

The merchant loan obligations are secured by a security interest in substantially all of the Company's assets, including cash, accounts receivable, inventory, general intangibles, and proceeds thereof.

The Company was in compliance with all terms and conditions of its merchant loan agreements and was not in default under any such agreements as of December 31, 2024 or 2023.

NOTE 9 – MEMBERS' DEFICIT

The Company is a limited liability company and has authorized 5,000,000 common membership units and 5,000,000 preferred membership units. As of December 31, 2024 and 2023, there were 2,650,262 and 2,549,446 common membership units outstanding, respectively, and no preferred membership units.

Membership units have no par value. Capital contributions are recorded as paid-in capital. Net losses are allocated to members in accordance with the Company's operating agreement and are reflected in accumulated deficit.

During the year ended December 31, 2023, the Company issued 59,271 membership units in connection with offerings conducted under Regulation Crowdfunding. Proceeds from these issuances were recorded as paid-in capital. In addition, the Company recognized stock-based compensation expense of $219,069 related to unit purchase options, which increased paid-in capital.

For the year ended December 31, 2023, the Company reported a net loss of $4,141,120, which was recorded as an increase to accumulated deficit. As of December 31, 2023, total members' deficit was $13,489,651.

During the year ended December 31, 2024, the Company issued 100,816 membership units in connection with offerings conducted under Regulation Crowdfunding. Proceeds from these issuances were recorded as paid-in capital. The Company also recognized stock-based compensation expense of $92,787 related to unit purchase options, which increased paid-in capital. In addition, as of December 31, 2024, the Company recorded $236,550 of membership units to be issued, representing units earned but not yet issued.

For the year ended December 31, 2024, the Company reported a net loss of $2,663,700, which was recorded as an increase to accumulated deficit. As of December 31, 2024, total members' deficit was $14,317,049.

Stock-based compensation expense recognized was as follows:

Year Ended December 31,	Stock-Based Compensation Expense
2024	$92,787
2023	$219,069

Option activity was as follows:

Description	Number of Options
Outstanding at January 1, 2023	128,178
Granted during 2023	25,000

Outstanding at December 31, 2023	153,178
Outstanding at January 1, 2024	153,178
Granted during 2024	0
Outstanding at December 31, 2024	153,178

As of December 31, 2024, a total of 153,178 unit options were outstanding, of which 114,414 were vested and 38,764 were unvested.

As of December 31, 2024, unrecognized stock-based compensation cost related to non-vested unit options was approximately $92,787, which is expected to be recognized over the remaining service periods of the awards.

Stock-based compensation expense is included in operating expenses in the statements of operations. The issuance of unit options does not result in any cash outflow.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit of $23,974,391 as of December 31, 2024. For the year ended December 31, 2024, the Company reported a net loss of $2,663,700. As of December 31, 2024, the Company had cash of $75,536 and a working capital deficit of $14,342,049.

Based on management's evaluation of the Company's financial condition and liquidity, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations and obtain additional financing. There can be no assurance that such efforts will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

License Agreement with Related Party

On October 20, 2017, and as amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, patents, and other intellectual property associated with the MAGFAST business. MAGFAST LLC (NY) was a related party, as it was owned by two directors of the Company.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC ("Mischievous"), which continues to be owned by the two directors of the Company. On August 30, 2020, the Company and Mischievous entered into a revised and restated license agreement, which replaced the prior license arrangements.

Under the revised license agreement, the Company was granted an exclusive, worldwide, royalty-free, perpetual license to use the licensed intellectual property in connection with the sale, offer for sale, manufacture, and fulfillment of MAGFAST products, subject to the Company's compliance with the material terms of the agreement.

Mischievous may terminate the license agreement if the Company fails to achieve minimum annual sales of $750,000 in any calendar year after 2021 or upon the occurrence of certain other events of default as defined in the agreement. As of December 31, 2024, the Company was in compliance with the terms of the license agreement, and no license fees were payable. The license agreement does not provide for the payment of license fees, penalties, or retroactive royalties in the event of non-compliance; the sole contractual remedy available to the licensor is termination of the license.

The Company does not have any minimum purchase commitments under the manufacturing agreement, and obligations to purchase inventory arise only upon the issuance of individual purchase orders.

Under the agreement, Mischievous assigns its right, title, and interest in the licensed material, in the event of a change of control, to the new controlling entity.

Litigation

The Company is not currently a party to any material legal proceedings. From time to time, the Company may be subject to claims, demands, or legal proceedings arising in the ordinary course of business. Management evaluates such matters in accordance with applicable accounting guidance and accrues for loss contingencies when a loss is both probable and reasonably estimable. As of December 31, 2024, management does not believe that the outcome of any known matters, individually or in the aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2026, the date the financial statements were available to be issued.

Equity Financing

Subsequent to December 31, 2024, the Company completed equity financings pursuant to a Regulation Crowdfunding offering conducted on the Netcapital funding portal. During 2025, the Company issued an aggregate of 77,016 membership units for gross proceeds of $1,214,542. Net cash proceeds received by the Company totaled $1,154,430, after platform fees of 4.9% were retained by Netcapital.

The equity issuances occurred on the following dates during 2025:

January 7, 2025 – 15,687 units
March 27, 2025 – 17,512 units
April 7, 2025 – 25,337 units
April 30, 2025 – 18,480 units

Shopify Capital Merchant Loan

Subsequent to December 31, 2024, the Company made repayments totaling $55,219 on its outstanding merchant loan obligation under the Shopify Capital program. In addition, the Company renegotiated its repayment terms, replacing the prior daily remittance of 17% of gross receipts with fixed monthly payments of $6,350, with the first payment under the revised terms made on June 20, 2025.

As a result of these repayments, the outstanding merchant loan balance was reduced from $421,959 as of December 31, 2024 to $366,740 as of December 31, 2025.

No other subsequent events occurred that require recognition or disclosure in the accompanying financial statements.